UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Kerzner International Limited
                              ---------------------
                                (Name of Issuer)

                   Ordinary Shares, par value $0.001 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    P6065Y107
                              ---------------------
                                 (CUSIP Number)

                                   Teresa Tsai
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 April 30, 2006
                              --------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                         (Continued on following pages)

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Whitehall Street Global Real Estate Limited Partnership 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: WH Advisors, L.L.C. 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: OO

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Whitehall Street International Real Estate Limited Partnership 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: WH International Advisors, L.L.C. 2005
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: OO

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Whitehall Street Global Employee Fund
          2005, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Whitehall Street Employee Funds 2005 GP, L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: OO

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS: Whitehall Street International Employee Fund 2005 (Delaware), L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             0 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                0 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: WC/OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [X]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: New York
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             9,867 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                10,192 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         10,192

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: PN/BD/IA

-----------------------------
CUSIP NO. P6065Y107                        13D
-----------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS: The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
--------------------------------------------------------------------------------
                             7. SOLE VOTING POWER:
                                0 Shares
         NUMBER OF              ------------------------------------------------
          SHARES             8. SHARED VOTING POWER:
       BENEFICIALLY             9,867 Shares
         OWNED BY               ------------------------------------------------
         REPORTING           9. SOLE DISPOSITIVE POWER:
          PERSON                0 Shares
           WITH                 ------------------------------------------------
                            10. SHARED DISPOSITIVE POWER:
                                10,192 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         10,192

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: HC/CO

ITEM 1.  SECURITY AND ISSUER

         This amendment No. 1 (this "Statement"), filed by Whitehall Street Global Real Estate Limited Partnership 2005 ("Whitehall 2005"), Whitehall Street International Real Estate Limited Partnership 2005 ("Whitehall International"), Whitehall Street Global Employee Fund 2005, L.P. ("Whitehall Employee"), Whitehall Street International Employee Fund 2005 (Delaware), L.P. ("Whitehall International Employee," together with Whitehall Employee, Whitehall 2005 and Whitehall International, "Whitehall"), WH Advisors, L.L.C. 2005 ("Whitehall 2005 GP"), WH International Advisors, L.L.C. 2005 ("Whitehall International GP"), Whitehall Street Employee Funds 2005 GP, L.L.C. ("Whitehall Employee GP," together with Whitehall 2005 GP and Whitehall International GP, the "Whitehall GPs"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group," together with Goldman Sachs, Whitehall and the Whitehall GPs, the "Reporting Persons")(1) amends and supplements the Schedule 13D filed by the Reporting Persons on March 30, 2006 (the "Schedule 13D") relating to the ordinary shares, par value $.001 per share (the "Ordinary Shares"), of Kerzner International Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas (the "Company"). The address of the principal executive offices of the Company is Coral Towers, Paradise Island, The Bahamas. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

         As previously disclosed, on March 20, 2006, K-Two Holdco Limited ("Parent"), a newly formed International Business Company organized under the laws of The Bahamas and controlled by Solomon Kerzner, Howard B. Kerzner, Whitehall, Istithmar PJSC ("Istithmar"), investment funds affiliated with Colony Capital Acquisitions, LLC, Providence Equity Partners, Inc. and The Related Companies, L.P., and K-Two Subco Limited, a wholly-owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger, dated March 20, 2006, with the Company, pursuant to which, and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the "Merger").

         On April 30, 2006, Parent, Merger Sub and Company entered into an Amended and Restated Agreement and Plan of Merger (the "Amended and Restated Merger Agreement"), which, among other things, terminates the Company's active solicitation of alternative transactions and increases the merger consideration to be received in the Merger by each holder of Ordinary Shares (other than Ordinary Shares to be canceled pursuant to the terms of the Amended and Restated Merger Agreement and Ordinary Shares held by holders who properly elect to exercise dissenters' rights under Bahamian law) from $76.00 in cash, without interest, to $81.00 in cash, without interest. A copy of the Amended and Restated Merger Agreement is included as Exhibit 14 to this Statement and is incorporated by reference herein.


---------------------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall 2005, Whitehall 2005 GP, Whitehall International, Whitehall International GP, Whitehall Employee, Whitehall Employee GP, Whitehall International Employee, Goldman Sachs or GS Group constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, nor may it be construed that any combination of Whitehall 2005, Whitehall 2005 GP, Whitehall International, Whitehall International GP, Whitehall Employee, Whitehall Employee GP, Whitehall International Employee, Goldman Sachs or GS Group constitutes a "group" for any purpose.

         Pursuant to the terms of the Amended and Restated Merger Agreement, neither Parent nor any of its affiliates is permitted to seek or obtain, or engage in any substantive discussions in respect of, any equity commitments or equity financing in respect of the Merger from any person who, as of April 30, 2006, was required to file a Schedule 13G or Schedule 13D under the Securities Exchange Act of 1934, as amended, as a result of such person's beneficial ownership of Ordinary Shares.

         On May 1, 2006, the Company issued a press release (the "Press Release") announcing the execution of the Amended and Restated Merger Agreement. A copy of the Press Release is included as Exhibit 16 to this Statement and is incorporated by reference herein.

         Concurrently with the execution of the Amended and Restated Merger Agreement, Whitehall delivered an equity commitment letter (the "Equity Commitment Letter") to Parent pursuant to which Whitehall agreed, subject to the satisfaction or waiver of the conditions set forth in the Amended and Restated Merger Agreement, to contribute cash in the aggregate amount of $372,000,000 in exchange for an equity interest in Parent. The Equity Commitment Letter supersedes the equity commitment letter delivered by Whitehall to Parent on March 20, 2006 (which equity commitment letter was described in Schedule 13D) and such equity commitment letter is of no further force or effect. A copy of Whitehall's Equity Commitment Letter is included as Exhibit 15 to this Statement and is incorporated by reference herein.

         In addition, concurrently with the execution of the Amended and Restated Merger Agreement, at the specific request of the Company, and as an inducement to the Company's willingness to enter into the Amended and Restated Merger Agreement, the Company, Parent, World Leisure Group Limited (a British Virgin Islands holding company owned and controlled by the Kerzner Family Trust and the Howard B. Kerzner Family Trust, which trusts are controlled by Solomon Kerzner; hereinafter "WLG"), Solomon Kerzner, Howard B. Kerzner and Istithmar have entered into a Voting Agreement, dated as of April 30, 2006 (the "Voting Agreement"), relating to the 3,795,794 Ordinary Shares held for the account of WLG and the 4,500,000 Ordinary Shares held for the account of Istithmar and any Ordinary Shares acquired by WLG, Solomon Kerzner, Howard B. Kerzner or Istithmar (each a "Holder") subsequent to the date of the Voting Agreement (collectively, the "Subject Shares"). The Voting Agreement supersedes the voting agreement, dated as of March 20, 2006, by and among the Company, Solomon Kerzner, Howard B. Kerzner and WLG and such voting agreement is of no further force or effect. A copy of the Voting Agreement is included as Exhibit 17 to this Statement and is incorporated by reference herein.

         Pursuant to the Voting Agreement, and during the Voting Period (defined below), each Holder has agreed to vote or execute consents with respect to all Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Amended and Restated Merger Agreement, the Merger and any other transaction contemplated by the Amended and Restated Merger Agreement at any shareholder meeting (or any adjournment or postponement thereof) held for the purpose of obtaining approval of the Amended and Restated Merger Agreement or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to the Amended and Restated Merger Agreement, the Merger or any other transaction contemplated by the Amended and Restated Merger Agreement is sought.

         In addition, each Holder has also agreed, during the Voting Period, to vote or execute consents with respect to all Subject Shares beneficially owned as of the applicable record date against each of the following matters at any meeting (or any adjournment or postponement thereof) of the Company's shareholders, or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to any of the following matters is sought: (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Amended and Restated Merger Agreement or of the Holder contained in the Voting Agreement; (ii) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Amended and Restated Merger Agreement; (iii) any Company Acquisition Proposal (as defined below) (whether made prior to, as of or subsequent to the termination of the Amended and Restated Merger Agreement); and (iv) any material change in the present capitalization of the Company or any amendment to the Company's articles of association or memorandum of association.

         In addition, the Holders have appointed Parent and any designee of Parent, as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Subject Shares in accordance with the Voting Agreement.

         "Voting Period" means the period from and including the date of the Voting Agreement through and including the earliest to occur of (i) the obtaining of shareholder approval of the Amended and Restated Merger Agreement,
(ii) the termination of the Amended and Restated Merger Agreement in accordance with its terms other than due to the Company's willful and material breach of the non-solicitation covenant contained therein or under certain circumstances in which a Company Acquisition Proposal has been made, and (iii) if the Amended and Restated Merger Agreement is terminated for the exceptions described in clause (ii), the date that is six months after the date of such termination; provided that, if the Amended and Restated Merger Agreement is terminated pursuant to any of the provisions thereof described in clause (iii) and an agreement with respect to a Company Acquisition Proposal is entered into during the Voting Period and has not been consummated by the time the Voting Period would otherwise expire, the Voting Period will be extended until the earlier of the consummation of the transaction contemplated by that agreement (as it may be amended, modified or supplemented from time to time) or the termination of that agreement.

         "Company Acquisition Proposal" means any inquiry, proposal or offer from any person or group of persons other than Parent, Merger Sub or their respective affiliates relating to any direct or indirect acquisition or purchase of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole, or 30% or more of any class or series of equity securities of the Company or its subsidiaries, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of equity securities of the Company or its subsidiaries, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole).

         In addition, pursuant to the Voting Agreement, the Holders have agreed, during the Voting Period, not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including, without limitation, any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger, except that the Holders may Transfer any Subject Shares to any of their respective affiliates, provided that the effectiveness of any such Transfers shall be conditioned on the transferee agreeing in writing to be bound by the provisions of the Voting Agreement in a form reasonably satisfactory to the Company and Parent. Furthermore, the Holders have agreed not to enter into any other voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares.

         The information set forth in response to this Item 4 is qualified in its entirety by reference to the Amended and Restated Merger Agreement, the Press Release, the Equity Commitment Letter and the Voting Agreement, each of which is filed as an exhibit hereto and is incorporated herein by reference.

         Other than as described above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented as follows:

         (a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of Ordinary Shares outstanding is assumed to be 36,718,698 (which is the number of Ordinary Shares which the Company represented on March 20, 2006, in the Amended and Restated Merger Agreement were outstanding as of February 28, 2006).

         As of April 30, 2006, GS Group and Goldman Sachs may be deemed to beneficially own an aggregate of 10,192 Ordinary Shares, consisting of: (i) 325 Ordinary Shares held in client accounts with respect to which Goldman Sachs, or employees of Goldman Sachs, have investment discretion ("Managed Accounts") and
(ii) 9,867 Ordinary Shares acquired in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 0.0% of the currently outstanding Ordinary Shares. In addition, as of April 30, 2006, GS Group and Goldman Sachs may also be deemed to beneficially own an aggregate $132,000 of Kerzner International Limited 2.375% Convertible Senior Subordinated Notes due 2024 ("Convertible Notes"), which, subject to certain restrictions and under certain circumstances, may be converted into cash and Ordinary Shares at a rate of 17.1703 ordinary shares per $1,000 principal amount of the notes
(which conversion rate is also subject to adjustment under certain circumstances). As of the date hereof, neither GS Group nor Goldman Sachs has the right to convert such Convertible Notes into cash or Ordinary Shares within 60 days.

         (c) Schedule VI sets forth the transactions in the Ordinary Shares which have been effected during the period from March 21, 2006 through April 30, 2006. Except as described above, all of the transactions set forth on Schedule VI were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities. The transactions in the shares of Ordinary Shares described on
Schedule VI were effected on the New York Stock Exchange or the over-the-counter market. Except as described above, no transactions in the Ordinary Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules I, II or III of Schedule 13D, during the period from March 21, 2006 through April 30, 2006.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

         The Amended and Restated Merger Agreement, the Press Release, the Equity Commitment Letter and the Voting Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit                               Description
-------        -----------------------------------------------------------------

  14. Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2006, by and among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco Limited (incorporated by reference to Exhibit 2.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File No. 001-04226).

  15. Equity Commitment Letter, dated April 30, 2006, from Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005, L.P., Whitehall Street International Employee Fund 2005 (Delaware), L.P. and Whitehall Street International Real Estate Limited Partnership 2005 to K-Two Holdco Limited.

  16.          Press Release dated May 1, 2006 (incorporated by reference to
               Exhibit 99.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File No. 001-04226).

  17. Voting Agreement, dated as of April 30, 2006, among Kerzner International Limited, K-Two Holdco Limited, World Leisure Group Limited, Solomon Kerzner, Howard B. Kerzner and Istithmar PJSC (incorporated by reference to Exhibit 10.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File no. 001-4226).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Dated: May 3, 2006

THE GOLDMAN SACHS GROUP, INC.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET GLOBAL REAL ESTATE LIMITED PARTNERSHIP 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET GLOBAL EMPLOYEE FUND 2005, L.P.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET INTERNATIONAL EMPLOYEE FUND 2005 (DELAWARE), L.P.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET EMPLOYEE FUNDS 2005 GP, L.L.C.

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WHITEHALL STREET INTERNATIONAL REAL ESTATE LIMITED PARTNERSHIP 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

WH INTERNATIONAL ADVISORS, L.L.C. 2005

By:    /s/ Roger S. Begelman
       -------------------------
Name:  Roger S. Begelman
Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                               Description
-------        -----------------------------------------------------------------

  14. Amended and Restated Agreement and Plan of Merger, dated as of April 30, 2006, by and among Kerzner International Limited, K-Two Holdco Limited and K-Two Subco Limited (incorporated by reference to Exhibit 2.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File No. 001-04226).

  15. Equity Commitment Letter, dated April 30, 2006, from Whitehall Street Global Real Estate Limited Partnership 2005, Whitehall Street Global Employee Fund 2005, L.P., Whitehall Street International Employee Fund 2005 (Delaware), L.P. and Whitehall Street International Real Estate Limited Partnership 2005 to K-Two Holdco Limited.

  16.          Press Release dated May 1, 2006 (incorporated by reference to
               Exhibit 99.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File No. 001-04226).

  17. Voting Agreement, dated as of April 30, 2006, among Kerzner International Limited, K-Two Holdco Limited, World Leisure Group Limited, Solomon Kerzner, Howard B. Kerzner and Istithmar PJSC (incorporated by reference to Exhibit 10.1 to Form 6-K of Kerzner International Limited furnished to the SEC on May 1, 2006, File no. 001-4226).

                                   SCHEDULE VI
                                   -----------
                          Kerzner International Limited
                               Cusip No. P6065Y107

        Purchases     Sales          Price        Trade Date     Settlement Date
--------------------------------------------------------------------------------
                        100         78.4500        3/21/2006         3/24/2006
                      1,000         78.4300        3/21/2006         3/24/2006
                        567         78.4300        3/21/2006         3/24/2006
                        100         78.2500        3/23/2006         3/28/2006
                        500         78.3300        3/23/2006         3/28/2006
                        133         78.5000        3/23/2006         3/28/2006
           200                      77.7900        3/31/2006          4/5/2006
         2,100                      77.8200        3/31/2006          4/5/2006
                      8,600         77.8900         4/3/2006          4/6/2006
         8,600                      77.8900         4/3/2006          4/6/2006
           200                      77.1100         4/6/2006         4/11/2006
           100                      77.1100         4/6/2006         4/11/2006
                        200         77.4300         4/6/2006         4/11/2006
                        100         77.4300         4/6/2006         4/11/2006
                        100         77.2500         4/7/2006         4/12/2006
                          5         76.8800        4/11/2006         4/14/2006
                        100         76.7600        4/12/2006         4/18/2006
                        100         76.9000        4/12/2006         4/18/2006
                        102         76.8800        4/12/2006         4/18/2006
           100                      76.6400        4/13/2006         4/19/2006
                        300         76.8900        4/13/2006         4/19/2006
                        300         76.8900        4/13/2006         4/19/2006
           100                      77.0600        4/17/2006         4/20/2006
           200                      77.0600        4/17/2006         4/20/2006
           100                      77.0600        4/17/2006         4/20/2006
                        300         77.1000        4/17/2006         4/20/2006
                        100         76.9000        4/17/2006         4/20/2006
                        100         77.1500        4/17/2006         4/20/2006
                        100         77.1800        4/17/2006         4/20/2006
                        200         77.2000        4/17/2006         4/20/2006
                        100         77.1900        4/17/2006         4/20/2006
                        100         77.1300        4/17/2006         4/20/2006
                        100         77.1400        4/17/2006         4/20/2006
                        200         77.1600        4/17/2006         4/20/2006
                        100         77.2000        4/17/2006         4/20/2006
                        100         76.9900        4/17/2006         4/20/2006
                        100         76.9600        4/17/2006         4/20/2006
                        100         76.9800        4/17/2006         4/20/2006
                        100         77.0100        4/17/2006         4/20/2006
                        100         77.0300        4/17/2006         4/20/2006
                        100         77.0800        4/17/2006         4/20/2006
                        200         77.1500        4/17/2006         4/20/2006
                        100         77.0200        4/17/2006         4/20/2006
                        100         77.0600        4/17/2006         4/20/2006
                        100         77.1500        4/17/2006         4/20/2006
                        300         78.1400        4/18/2006         4/21/2006
           100                      77.8700        4/18/2006         4/21/2006
           100                      77.8600        4/18/2006         4/21/2006
           100                      77.8500        4/18/2006         4/21/2006
                        300         78.2200        4/19/2006         4/24/2006
           100                      78.2700        4/19/2006         4/24/2006
           300                      78.3500        4/19/2006         4/24/2006
           100                      78.4500        4/19/2006         4/24/2006
           100                      78.3500        4/19/2006         4/24/2006
           400                      78.4000        4/19/2006         4/24/2006
           300                      78.3800        4/19/2006         4/24/2006
           100                      78.3900        4/19/2006         4/24/2006
         1,180                      78.3000        4/19/2006         4/24/2006

        Purchases     Sales          Price        Trade Date     Settlement Date
--------------------------------------------------------------------------------
                      2,580         78.2890        4/19/2006         4/20/2006
           100                      79.0100        4/25/2006         4/28/2006
           200                      79.0300        4/25/2006         4/28/2006
           400                      79.1200        4/25/2006         4/28/2006
           100                      79.1500        4/25/2006         4/28/2006
           600                      79.0600        4/25/2006         4/28/2006
           100                      79.0400        4/25/2006         4/28/2006
           100                      79.0000        4/25/2006         4/28/2006
           200                      79.0700        4/25/2006         4/28/2006
           100                      79.0600        4/25/2006         4/28/2006
           300                      79.0800        4/25/2006         4/28/2006
           800                      79.0900        4/25/2006         4/28/2006
           800                      79.0500        4/25/2006         4/28/2006
           600                      78.9200        4/25/2006         4/28/2006
           100                      78.9100        4/25/2006         4/28/2006
         1,800                      78.9300        4/25/2006         4/28/2006
         1,900                      78.9000        4/25/2006         4/28/2006
           100                      78.9300        4/25/2006         4/28/2006
           800                      78.9000        4/25/2006         4/28/2006
                     14,300         79.2680        4/25/2006         4/28/2006
           100                      78.5200        4/26/2006          5/1/2006
           200                      78.5200        4/26/2006          5/1/2006
           100                      78.5300        4/26/2006          5/1/2006
           200                      78.5200        4/26/2006          5/1/2006
           100                      78.0400        4/27/2006          5/2/2006
           300                      78.2300        4/27/2006          5/2/2006
           100                      78.2300        4/27/2006          5/2/2006
                        400         78.1750        4/27/2006          5/2/2006
           400                      78.1750        4/27/2006          5/2/2006
           300                      78.0200        4/27/2006          5/2/2006
                        100         77.2500        4/27/2006          5/2/2006